U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody

of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed:
811-5251				April 30, 2001
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund

4. Address of principal executive office: (number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Accountants

To the Board of Trustees of:

Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund

Fidelity Concord Street Trust: Spartan Total Market Index Fund

Fidelity Concord Street Trust: Spartan Extended Market Index Fund

Fidelity Commonwealth Trust: Spartan 500 Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

We have examined the accompanying statement of management of Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund, Fidelity Concord Street Trust: Spartan Total Market Index Fund, Fidelity Concord Street Trust: Spartan Extended Market Index Fund, Fidelity Commonwealth Trust: Spartan Market Index Fund and Variable Insurance Products Fund II: Index 500 Portfolio (collectively the "funds") and the assertion of management of Bankers Trust Company, sub-advisor and custodian, (collectively referred to as the "Management Statements") about the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2001. Management is responsible for ensuring the funds' compliance with those requirements. Our responsibility is to express an opinion on the Management Statements about the funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001 and with respect to agreement of security purchases and sales, for the period from February 28, 2001 (the date of our last examination) through April 30, 2001:

· Count and inspection of all securities located in the vault of Bankers Trust Company in New York, New York;

· Confirmation of all securities held by institutions in book entry form at The Federal Reserve Bank of New York, The Depository Trust Company;

· Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

· Reconciliation of all such securities to the books and records of the funds and the custodian;

· Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust Company records; and

· Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the funds' compliance with specified requirements.

In our opinion, the Management Statements that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 with respect to the securities reflected in the investment accounts of the funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

PricewaterhouseCoopers LLP

Boston, Massachusetts

March 28, 2002

March 28, 2002

PricewaterhouseCoopers LLP

160 Federal Street

Boston, MA 02110

We, as management of the funds referenced below (the "funds"), are responsible for ensuring that Bankers Trust Company, the sub-advisor and custodian of the funds, ensures that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that Bankers Trust Company ensures that the funds establish and maintain effective internal controls over compliance with those requirements. We have received the accompanying representation letter from management of Bankers Trust Company dated March 20, 2002 ("Representation Letter") in which Bankers Trust Company represents that it has performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 and that the funds were in compliance with such requirements as of April 30, 2001 and from February 28, 2001 through April 30, 2001.

Based solely in reliance on the Representation Letter, we believe that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 and from February 28, 2001 through April 30, 2001, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:/s/ Frank Knox

Frank Knox

Assistant Treasurer, Fidelity Group of Funds

March 28, 2002

March 20, 2002

Mr. Frank Knox, Assistant Treasurer

Fidelity Management & Research Company

82 Devonshire Street

Boston, MA 02109

Dear Frank:

We, as sub-advisor and custodian of the funds referenced below (the "funds"), are responsible for ensuring that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that the funds establish and maintain effective internal controls over compliance with those requirements. We have performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 as of April 30, 2001 and from February 28, 2001 through April 30, 2001.

Based on our evaluation, we assert that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 and from February 28, 2001 through April 30, 2001, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:	/s/Richard Goldman	/s/Richard Fogarty
	Richard Goldman	Richard Fogarty
	Managing Director,	Vice President,
	Bankers Trust	Bankers Trust
	March 20, 2002	March 20, 2002

v

Report of Independent Accountants

To the Board of Trustees of:

Fidelity Concord Street Trust: Spartan International Index Fund

We have examined the accompanying statement of management of Fidelity Concord Street Trust: Spartan International Index Fund (the "fund") and the assertion of management of Bankers Trust Company, sub-advisor and custodian, (collectively referred to as the "Management Statements") about compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2001. Management is responsible for ensuring the fund's compliance with those requirements. Our responsibility is to express an opinion on the Management Statements about the fund's compliance based on our examination.

As stated in their assertion, Bankers Trust Company is currently in discussions with the Securities and Exchange Commission (the "SEC") about the applicability of the provisions of Rule 17f-2 to international assets custodied in accordance with Rule 17f-5 under the Act. Accordingly, the Management Statements apply only to the fund's securities custodied in the United States (representing approximately 4.46% of the fund's assets as of April 30, 2001).

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001 and with respect to agreement of security purchases and sales, for the period from February 28, 2001 (the date of our last examination) through April 30, 2001:

· Count and inspection of all securities located in the vault of Bankers Trust Company in New York, New York;

· Confirmation of all securities held by institutions in book entry form at The Federal Reserve Bank of New York and The Depository Trust Company;

· Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

· Reconciliation of all such securities to the books and records of the fund and the custodian;

· Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

· Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the fund to broker confirms.

v We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the fund's compliance with specified requirements.

In our opinion, the Management Statements that the fund was in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 with respect to the fund's securities custodied in the United States as reflected in the investment account of the fund are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the fund and the Securities and Exchange Commission and should not be used for any other purpose.

PricewaterhouseCoopers LLP

Boston, Massachusetts

March 28, 2002

v March 28, 2002

PricewaterhouseCoopers LLP

160 Federal Street

Boston, MA 02110

We, as management of the Spartan International Index Fund (the "fund"), are responsible for ensuring that Bankers Trust Company, the sub-advisor and custodian of the fund, ensures that the fund complies with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that Bankers Trust Company ensures that the fund establishes and maintains effective internal controls over compliance with those requirements. We have received the accompanying representation letter from management of Bankers Trust Company dated March 20, 2002 ("Representation Letter") in which Bankers Trust Company represents that it has performed an evaluation of the fund's compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 and that the fund was in compliance with such requirements as of April 30, 2001 and from February 28, 2001 through April 30, 2001, with respect to the fund's securities custodied in the United States and reflected in the investment account of the fund.

Based solely in reliance on the Representation Letter, we believe that the fund was in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 and from February 28, 2001 through April 30, 2001, with respect to the fund's securities custodied in the United States and reflected in the investment account of the fund.

By: /s/Frank Knox

Frank Knox

Assistant Treasurer, Fidelity Group of Funds

March 28, 2002

v March 20, 2002

Mr. Frank Knox, Assistant Treasurer

Fidelity Management & Research Company

82 Devonshire Street

Boston, MA 02109

Dear Frank:

We, as sub-advisor and custodian of the domestic assets of the Spartan International Index Fund (the "fund"), are responsible for ensuring that the fund complies with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that the fund establishes and maintains effective internal controls over compliance with those requirements. We have performed an evaluation of the fund's compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 as of April 30, 2001 and from February 28, 2001 through April 30, 2001.

We are currently in discussions with the Securities and Exchange Commission (the "SEC") about the applicability of the provisions of Rule 17f-2 to international assets custodied in accordance with Rule 17f-5. Accordingly, this assertion does not apply to the assets custodied outside of the United States.

Based on our evaluation, we assert that the fund was in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 and from February 28, 2001 through April 30, 2001, with respect to domestic securities reflected in the investment account of the fund.

By: /s/Richard Goldman /s/Richard Fogarty

Richard Goldman Richard Fogarty

Managing Director, Vice President,

Bankers Trust Bankers Trust

March 20 , 2002 March 20, 2002